Filed Pursuant to Rule 424(b)(5)
Registration No. 333-277835

PROSPECTUS SUPPLEMENT NO. 5
(To prospectus dated March 20, 2024)

Up to $1,770,028 Shares of Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated March 20, 2024 (the “Base Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) as part of our registration statement on Form S-3 (File No. 333-277835), which was declared effective by the SEC on March 20, 2024, as previously supplemented by our prospectus supplements, dated December 20, 2024, April 17, 2025, November 18, 2025 and December 15, 2025 (collectively the “Prior Prospectus Supplements” and, together with the Base Prospectus, the “Prior Prospectus”), initially relating to the offer and sale of up to $5,143,730 of shares of our common stock, par value $0.001 per share (the “Common Stock”), which was increased by $2,512,330 of shares of Common Stock pursuant to the prospectus supplement, dated December 20, 2024, and was subsequently increased by $2,169,272 of shares of Common Stock pursuant to the prospectus supplement, dated April 17, 2025, and further increased by $3,438,062 of shares of Common Stock pursuant to the prospectus supplement, dated November 18, 2025, and was decreased to $569,717 of shares of Common Stock pursuant to the prospectus supplement, dated December 15, 2025 (the “December Prospectus Supplement”). Sales under the Prior Prospectus Supplements were made pursuant to that certain At the Market Offering Agreement, dated March 11, 2024 (the “sales agreement”), entered into by us and H.C. Wainwright & Co., LLC (“Wainwright” or the “sales agent”), relating to the sale of Common Stock from time to time through Wainwright acting as agent or principal. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We have sold an aggregate of $10,005,300 of shares of Common Stock as of the date of this prospectus supplement pursuant to the sales agreement and the Base Prospectus, as supplemented by the Prior Prospectus Supplements.

The Common Stock is listed on the Nasdaq Capital Market under the symbol “CVKD.” On December 22, 2025, the last reported sale price of the Common Stock on the Nasdaq Capital Market was $7.535 per share.

The purpose of this prospectus supplement is to increase the amount available under the December Prospectus Supplement to up to $1,770,028 of shares of Common Stock.

Sales of shares of Common Stock, if any, under this prospectus supplement will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Stock Market (“Nasdaq”) or any other existing trading market in the United States for Common Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Wainwright is not required to sell any specific number or dollar amount of shares but will use its commercially reasonable efforts to sell on our behalf all of the shares of Common Stock requested to be sold by us, consistent with its normal trading and sales practices, subject to the terms of the sales agreement on mutually agreed terms between Wainwright and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As sales agent, Wainwright will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per share sold under the sales agreement. In connection with the sale of Common Stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act.

As of the date of this prospectus supplement, the aggregate market value of our outstanding shares of Common Stock held by non-affiliates, or the public float, was $26,645,228, which was calculated based on 1,885,120 outstanding shares of Common Stock held by non-affiliates at a price of $14.1345 per share of Common Stock, the closing price of the Common Stock on October 24, 2025, as reported on the Nasdaq Capital Market. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares of Common Stock pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of Common Stock held by non-affiliates in any 12-month period, so long as the aggregate market value of Common Stock held by non-affiliates is less than $75,000,000. During the twelve calendar months prior to, and including, the date of this prospectus supplement, we have sold $7,111,714 of our securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our Common Stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” on pages S-6, S-5, S-4 and S-4 of each of the Prior Prospectus Supplements dated December 20, 2024, April 17, 2025, November 18, 2025 and December 15, 2025, respectively, and page 6 of the Base Prospectus and in the documents incorporated by reference into the Prior Prospectus Supplements and the Base Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 23, 2025.